SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 6
Under the Securities Exchange Act of 1934

Florida Gaming Corporation
(Name of Issuer)

Common Stock Par Value $.20 Per Share
(Title of Class of Securities)

340689 30 6
(CUSIP No.)

W. Bennett Collett
2669 Charlestown Rd.
Suite D
New Albany, IN 47150

(502) 589-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

March 17, 2008
(Date of Event which requires filing of this Statement )

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule 13d-1 (b)(3) or (4), check the following box: ☐

Check the following box is a fee is being paid with this Statement: ☐

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Freedom Financial Corporation

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1634756

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Indiana

Number	7. SOLE VOTING POWER
Of
Shares	None
Beneficially	8. SHARED VOTING POWER
Owned
By	None
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	None
With	10. SHARED DISPOSITIVE POWER

None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Financial Corporation beneficially owns no shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14. TYPE OF REPORTING PERSON

CO

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

Freedom Holding, Inc.

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

35-1874929

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

Number	7. SOLE VOTING POWER
Of
Shares	2,095,491
Beneficially	8. SHARED VOTING POWER
Owned
By	None
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	2,095,491
With	10. SHARED DISPOSITIVE POWER

None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Freedom Holding, Inc. beneficially owns 2,095,491 shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.27%

14. TYPE OF REPORTING PERSON

HC

**Does not include 200 shares of Florida Gaming Corporation Series E Preferred Stock, as described in Item 5 herein.

CUSIP NO. 340689 30 6

1. NAME OF REPORTING PERSON

W. Bennett Collett

SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (D) OR 2 (E). ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

Number	7. SOLE VOTING POWER
Of
Shares	0
Beneficially	8. SHARED VOTING POWER
Owned
By	2,095,491
Each	9.SOLE DISPOSITIVE POWER
Reporting
Person	0
With	10. SHARED DISPOSITIVE POWER

2,095,491

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

W. Bennett Collett beneficially owns 2,095,491 shares of Florida Gaming Corporation.

12. CHECK BOX IF AGGREGATE AMOUNT IN ROW 11 INCLUDES SHARES ☐

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.27%

14. TYPE OF REPORTING PERSON

IN

**Does not include 200 shares of Florida Gaming Corporation Series E Preferred Stock, as described in Item 5 herein.

ITEM 1. SECURITY AND ISSUER.

Not Amended.

ITEM 2. IDENTITY AND BACKGROUND.

Not Amended.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Amended

ITEM 4. PURPOSE OF TRANSACTION.

Not Amended.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

Item 5 is amended to read as follows:

Florida Gaming Corporation has 3,754,194 shares of $.20 par value common stock (“FGC Common Stock”) issued and outstanding.

Freedom Holding, Inc. previously reported that it beneficially owned 1,216,991 shares of FGC Common Stock by Virtue of its ownership of 100% of Freedom Financial Corporation, which beneficially owned 1,216,991 shares of FGC Common Stock. Pursuant to an Instrument of Transfer by and between Freedom Holding, Inc. and Freedom Financial Corporation, dated March 17, 2008, Freedom Financial transferred the reported securities to Freedom Holding, Inc. As a result, Freedom Holding now has direct beneficial ownership of the reported securities and Freedom Financial ceases to beneficially own the reported securities. In addition, on January 28, 2008, Freedom Financial transferred 10,000 options to Sheila Mitchell, as reported on Freedom Financial’s Form 4 filed January 30, 2008.

Freedom Holding, Inc. beneficially owns 2,095,491 shares of FGC Common Stock as a result of its:

•	Record ownership of 1,221,157 shares of FGC Common Stock.

•	Record ownership of 1,000 shares of Florida Gaming Corporation Series F Preferred Stock which are convertible at the option of the holder into 148,334 shares of FGC Common Stock.

•	Record ownership of a currently exercisable warrant to purchase 20,000 shares of FGC Common Stock.

•	Record ownership of currently exercisable options to purchase 706,000 shares of FGC Common Stock.

Freedom Holding, Inc. also owns 200 shares of Florida Gaming Corporation Series E Preferred Stock which are convertible into shares of FGC Common Stock, but the conversion ratio is not currently ascertainable.

W. Bennett Collett beneficially owns 2,095,491 shares of FGC Common Stock as a result of his:

•
Ownership of 85.09% of Freedom Holding, Inc., which beneficially owns 2,095,491 shares of FGC Common Stock; however, Mr. Collett disclaims such beneficial ownership, except to the extent of his pecuniary interest therein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Amended.

SIGNATURES

Date: March 18, 2008

/s/ W. Bennett Collett
W. Bennett Collett

FREEDOM FINANCIAL CORPORATION

By: /s/ W. Bennett Collett
W. Bennett Collett
Chairman and CEO

FREEDOM HOLDING, INC.

By:/s/ W. Bennett Collett
W. Bennett Collett
Chairman and CEO